                        [Overhill Farms, Inc. Letterhead]



                                February 10, 2006

Via EDGAR Correspondence and Via Facsimile at (202) 772-9368
------------------------------------------------------------


H. Roger Schwall
Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Overhill Farms, Inc.
                  Registration Statement on Form S-3
                  File No. 333-130921
                  -------------------

Dear Mr. Schwall:

         This letter responds to your letter of comments dated February 2, 2006. The responses below correspond to the numbers you placed adjacent to your comments in your February 2nd letter. We have indicated below whether the comment is being responded to in a proposed amendment or the reasons why we believe a revision is unnecessary.

Undertakings, II-2
------------------

1. REVISE TO INCLUDE THE UNDERTAKING REQUIRED BY ITEM 512(a)(6) OF REGULATION S-K, AS AMENDED.

         The following undertaking has been inserted into Item 17 of Part II of our Form S-3/A No. 1:

         For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

         The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

                  (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

H. Roger Schwall
February 10, 2006
Page 2


                  (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

                  (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

                  (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

         The Form S-3/A No. 1 also includes updates to reflect quarterly information from our latest Form 10-Q filing. We have submitted the Form S-3/A No. 1 to the selling security holders named in the Form S-3 for their review and plan to file the Form S-3/A No. 1 via EDGAR on Tuesday, February 14, 2006.

Form 10-K for the Fiscal Year Ended October 2, 2005
---------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations
----------

Contractual Obligations, page 15
--------------------------------

1. REVISE YOUR CONTRACTUAL OBLIGATIONS TABLE TO DISAGGREGATE THE LINE ITEM "CONTRACTUAL OBLIGATIONS" INTO CATEGORIES SPECIFIED IN REGULATION S-K,
         ITEM 303(a)(5), OR OTHER CATEGORIES SUITABLE TO YOUR BUSINESS. ADD A LINE ITEM FOR THE INTEREST PAYMENTS DUE UNDER YOUR LONG TERM DEBT OBLIGATIONS, AS IT APPEARS THEY MAY BE SIGNIFICANT, AND ANY FOOTNOTES NECESSARY FOR AN UNDERSTANDING OF THE TIMING AND AMOUNT OF THESE OBLIGATIONS.

         We have prepared for your information the following modified table of contractual obligations at October 2, 2005 in order to disaggregate the line item "contractual obligations" into the following categories as specified in Regulation S-K, Item 303(a)(5), including interest payments due under long term debt obligations:


                                                                Payments Due By Period
                                   -------------------------------------------------------------------------------
     CONTRACTUAL OBLIGATIONS          Total        Within 1 Year      2-3 Years        4-5 Years    More than 5 Years
                                   -----------      -----------      -----------      -----------      -----------
Debt maturities                    $45,402,828      $   344,828      $45,058,000      $        --      $        --
Interest Expense(1)                $ 5,913,662        5,451,100          462,562               --               --
Operating lease obligations        $13,602,027        1,969,287        3,528,860        2,925,984        5,177,896
Contractual obligations            $   785,738          645,015          140,723               --               --
Open purchase orders               $ 8,127,476        8,127,476               --               --               --
                                   -----------      -----------      -----------      -----------      -----------
Total contractual obligations      $73,831,730      $16,537,706      $49,190,145      $ 2,925,984      $ 5,177,896
                                   ===========      ===========      ===========      ===========      ===========


H. Roger Schwall
February 10, 2006
Page 3


         (1)Interest expense projected using interest rates in effect at October 2, 2005 for the facilities included in the debt maturities category.

         A description of our debt maturities and interest expense is contained at page 14 of the Form 10-K under the Liquidity and Capital Resources heading, which is above the contractual obligations table. The aggregated information regarding our operating lease and other contractual obligations is contained in the contractual obligations table of the Form 10-K as previously filed. Accordingly, we believe that the requested amendment of our Form 10-K to revise the contractual obligations table is unnecessary given that it would not add material new information to the filing. We would prefer to make the requested revisions in future filings, beginning with our next Form 10-Q.

Note 3 - Related Party Transactions, page F14
---------------------------------------------

2.       WE NOTE THE DISCLOSURE OF LEVINE LEICHTMAN CAPITAL PARTNERS II, L.P.'S
         (LLCP) BENEFICIAL OWNERSHIP OF VOTING STOCK ON PAGE 29, AND THE DISCLOSURE OF YOUR TRANSACTIONS WITH LLCP THROUGHOUT THE NOTES TO YOUR FINANCIAL STATEMENTS. HOWEVER, THE NOTES TO YOUR FINANCIAL STATEMENTS DO NOT DISCLOSE THE NATURE OF THE RELATIONSHIP WITH LLCP. TELL US WHY YOU DO NOT CONSIDER LLCP A RELATED PARTY, SUBJECT TO THE DISCLOSURE REQUIREMENTS OF STATEMENT OF FINANCIAL ACCOUNTING STANDARDS (SFAS) NUMBER 57.

         We believe that Levine Leichtman Capital Partners II, L.P. (LLCP) was a related party subject to the disclosure requirements of SFAS No. 57, as they were a principal owner with more than 10% of the voting interests of Overhill Farms. We have included throughout the body of the Form 10-K, including on page 31 under Item 13. Certain Relationships and Related Transactions, descriptions of our relationship and transactions with LLCP. We have also included in Notes 5 and 6 on pages F-15 through F-18 of the Form 10-K detailed disclosures regarding our transactions with LLCP.

         Although we did not specifically name LLCP in the related party footnote, we believe that the disclosures we provided otherwise meet the requirements of SFAS No. 57. Specifically, Note 6. Shareholders' Equity (page F-17) describes the nature of LLCP's equity relationship, detailing LLCP's warrants, convertible preferred stock and anti-dilution rights. Additionally, the Investor Rights Agreement entered into with LLCP is described in Note 5. Long-Term Debt (page F-16). The equity transactions entered into with LLCP are also described in the Supplemental Schedule of Noncash Investing and Financing Activities section on page F-9 of the financial statements in the Form 10-K. We feel that all of these disclosures, when taken as a whole, make it clear to the reader that LLCP is a related party.

         Accordingly, rather than amend our 2005 Form 10-K, we would prefer to include in our related party footnote in future filings a sentence such as the following, which refers the reader to the discussions of any related party transactions that are not contained in the related party footnote:

H. Roger Schwall
February 10, 2006
Page 4


         "LLCP is a related party. Information regarding relationships and transactions between the Company and LLCP is contained in Notes 5 and 6."

Note 6 - Shareholders' Equity, page F17
---------------------------------------

3. YOU HAVE DISCLOSED THE ISSUANCE OF WARRANTS IN CONNECTION WITH LOANS DUE TO LLCP. DISCLOSE WHAT YOUR ACCOUNTING POLICY IS WITH REGARD TO DETERMINING THE FAIR VALUE OF EQUITY INSTRUMENTS ISSUED FOR GOODS OR SERVICES AND THE KEY VARIABLES USED TO DETERMINE SUCH FAIR VALUE.

         Warrants were issued to LLCP in connection with their 1999 investment in our company, rather than for the provision of goods or services. These warrants are no longer outstanding, as they were exercised in full in December 2005.

         We have disclosed in Note 6 to the financial statements our accounting policies with regard to options granted under our employee stock option plans. Other than options issued or available for issuance under our employee stock option plans, we have not issued and do not have any current plans to issue any equity instruments for goods or services. Accordingly, we believe that a revision to our Form 10-K to disclose an accounting policy and key variables with regard to determining the fair value of equity instruments issued for goods or services is unnecessary. Rather, we propose that if in the future we issue equity instruments for goods or services (other than under our employee stock option plans), we would disclose our accounting policy and key variables at that time.

         We trust the foregoing is responsive to your comments. We plan to file the Form S-3/A No. 1 on Tuesday, February 14, 2006. We look forward to receiving your feedback so that we may request acceleration of effectiveness of the Form S-3/A No. 1 as soon as possible. In the meantime, if you have any questions, please contact our counsel, Cristy Parker, at (714) 641-3446.

                                   Sincerely,


                                  /s/ John L. Steinbrun
                                  ---------------------
                                  John L. Steinbrun
                                  Chief Financial Officer

cc:      Carmen Moncada-Terry
         Gary Newberry
         Sandra Eisen